

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Via E-mail
Michael J. Mauceli
Reef Oil & Gas Partners, L.P.
1901 N. Central Expressway, Suite 300
Richardson, Texas 75080

> **Re:** **Reef 2011-2012 Drilling Program**
> **Registration Statement on Form S-1**
> **Filed March 16, 2011**
> **File No. 333-172846**

Dear Mr. Mauceli:

We have reviewed your registration statement and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2. If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely by section name and by page number where in the marked

version of the amendment responsive disclosure to each numbered comment and each point may be found.

3.   In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit.

4.   Please inform us when the amount of compensation allowable or payable to Reef Securities, Inc. has received clearance by FINRA. Prior to requesting accelerated effectiveness, please be sure to provide us with a copy of the FINRA no objections letter.

5.   We note that you have not provided most of your exhibits. Please submit all material exhibits, including, without limitation, the legality and tax opinions, in order to facilitate our review of your filing. We may have further comment upon our review.

6.   Please be advised that the guidelines provided by Securities Act Release 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests, as well as Industry Guide 5, are relevant to initial public offerings of limited partnership interests. We have included specific comments to help you comply with these disclosure requirements. You should, however, review and revise your filing wherever necessary to be consistent with the disclosure guidelines set forth in the release and the Industry Guide.

7.   Please provide us with all promotional and sales materials prior to their use. See Section 19.D. of Industry Guide 5. Once we receive the materials, we will need sufficient time to complete our review and may have additional comments.

8.   We note your disclosure that you and your affiliates may purchase units. Please revise throughout to disclose the price at which you and your affiliates will be purchasing each unit. Where appropriate, please also address how such price was determined.

9.   Please amend your filing to include audited financial statements and accompanying auditor consents pursuant to Rule 8-07 of Regulation S-X.

Prospectus Cover Page

10.   Please add a bullet here and at page 2 to describe the risk described at page 10 under "The management of the general partner…."

11.   Please revise to identify here and elsewhere in the prospectus the interest-bearing escrow account in which the subscription proceeds will be held and to provide the termination date of the offerings. See Item 1.B. of Industry Guide 5.

12. Please clarify here that the additional general partner interests will be converted into limited partner interests as soon as practicable after the end of the year in which drilling by the partnership has been completed.

Prospectus Summary, page 1

General

13. We note the statements "This summary highlights some information contained in this prospectus. It is not complete and may not contain all of the information that is important to you." Although a summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus, it should include all material information. Please revise these statements accordingly.

About the Program, page 1

14. You reference your "acquisition criteria." However, we are unable to locate a description or listing of such criteria. Please advise or revise your filing accordingly.

Conversion of Units, page 5

15. Please revise to disclose the ratio by which the additional general partner interests will be converted into limited partner interests.

Our Compensation, page 5

16. Please clarify what is meant by "new maximum amount."

Risk Factors, page 7

General

17. Please revise, as applicable, to concisely identify the risk and eliminate extraneous factual discussion which does not address the *risk* discussed, such as that which appears in the risk factor captioned "Our affiliated and we have sponsored…" at page 9.

18. Please eliminate text which mitigates the risks you present, including some of the clauses that precede or follow "although," "while" or "however." Similarly, please state the risks plainly and directly, eliminating "no assurance" and "cannot assure" type language. For example, and without limitation, we note the clause at page 12 under "Our reliance on a small number of marketers…" beginning "While our public drilling partnerships received revenues from more than 15 different marketers…."

Sources of Funds and Use of Proceeds, page 27

19.   We refer you to Industry Guide 4 of the Securities Act of 1933. Consistent with the guidance set forth in Section 1 thereof, please provide the information required with respect to the application of proceeds, including, without limitation, the proposed estimated percentages of the minimum dollar amount that would be used for financing the principal activities of the partnership, such as acreage acquisition, drilling of exploratory wells, drilling of development wells and purchase of producing properties. If you believe this information is already provided, please direct us to the appropriate table for each of these items.

20.   You indicate elsewhere that you intend to acquire multiple properties with the proceeds of the offering (*see, e.g.*, page 2). Please revise your table to address the impact upon your ability to acquire those properties if you sell less than the maximum offering. Also, it is not clear from your disclosure whether you would be able to acquire only those properties if you sell the maximum offering. Revise your disclosure to address this point. Also, provide a column addressing the use of proceeds if you reach only the midpoint of the offering.

Participation in Distributions, Profits, Losses, Costs and Revenues, page 27

21.   Please revise your disclosure to provide the basis for your assertion that you expect cash distributions will be paid approximately 12 months after the offering period for a partnership ends.

Management, page 39

Legal Proceedings, page 42

22.   Please expand your disclosure to describe the actions discussed at page 11 under "RSI has been the subject of disciplinary proceedings…."

Conflicts of Interest, page 44

23.   Please revise your disclosure to clarify whether you currently, or intend to, have a written policy relating to the resolution of conflicts between the partnerships that make up the Reef 2011-2012 Drilling Program or any of your other programs.

Prior Activities, page 50

24.   Please revise throughout as there appears to be inconsistencies in your disclosure. For example, and without limitation, your table on page 52 refers to "31 single well drilling partnerships" while your table on page 56 refers to "30 single well partnerships."

Table Five – Oil and Gas Reserves, page 67

25.   It appears the oil and gas reserve amounts in the first two columns of your tables are presented as dollar amounts. Please modify your presentation as appropriate to present amounts either as barrels or cubic feet, or explain to us the basis of your presentation.

Exhibits and Financial Statement Schedules, page II-2

26.   Please provide the basis for not filing a form of agreement relating to Reef Exploration, L.P. or any other future operator.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Michael J. Mauceli
Reef Oil & Gas Partners, L.P.
April 12, 2011
Page 6

You may contact James Giugliano at (202) 551-3319 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       Ted Schweinfurth, Esq.
       Baker & McKenzie LLP
       2300 Trammell Crow Center
       2001 Ross Avenue
       Dallas, Texas 75201